Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2020 Financial Results

Conference Call to Be Held at 7:3 0 A.M. U.S. Eastern Time on May 27, 2020

GUANGZHOU, China, May 27, 2020 /PRNewswire/ – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•

Total net revenue for the first quarter of 2020 was RMB18.8 billion (US$2.7 billion), as compared with RMB21.3 billion in the prior year period, primarily attributable to soft consumer demand for discretionary categories, delayed logistic services and slow response from the supply chain during the COVID-19 pandemic.

•	GMV[1] for the first quarter of 2020 was RMB28.9 billion, as compared with RMB33.8 billion in the prior year period.

•	Gross profit for the first quarter of 2020 was RMB3.6 billion (US$510.8 million), as compared with RMB4.4 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2020 was RMB684.8 million (US$96.7 million), as compared with RMB872.3 million in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2020 increased by 20.8% year over year to RMB986.1 million (US$139.3 million) from RMB816.3 million in the prior year period.

•	The number of active customers[3] for the first quarter of 2020 was 29.6 million, as compared with 29.7 million in the prior year period.

•	Total orders[4] for the first quarter of 2020 increased by 4% year over year to 121.7 million from 116.5 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are pleased to have delivered resilient results for the first quarter of 2020, despite the negative impact from the COVID-19 pandemic on the Chinese economy and consumption in general during this quarter. Through this difficult time, we have worked closely with our brand partners and logistics suppliers to provide desirable products and reliable services to our customers. We are glad to see that daily life in China has returned to normal, and as a result, our business has seen healthy recovery since March. We believe that we are well positioned to gain share in the discount retail market in China, and are committed to continuing to help our suppliers monetize on their excess inventory effectively, while offering our customers the best deals, particularly in our core categories.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “We are glad to have finished the first quarter of 2020 with solid profitability, even amidst the COVID-19 pandemic. We have seen solid customer retention trends in the first quarter of 2020, despite reduced investment in marketing. Looking ahead, we believe that we are presented with opportunities to expand our market share in the current macro-economic environment, due to the counter-cyclical nature of our discount retail business. We are deeply devoted to the execution of our merchandising strategy and will continue to balance our growth and profitability, further strengthening our expertise in apparel-related categories.”

First Quarter 2020 Financial Results

REVENUE

Total net revenue for the first quarter of 2020 was RMB18.8 billion (US$2.7 billion), as compared with RMB21.3 billion in the prior year period, primarily attributable to soft consumer demand for discretionary categories, delayed logistic services and slow response from the supply chain during the COVID-19 pandemic.

GROSS PROFIT

Gross profit for the first quarter of 2020 was RMB3.6 billion (US$510.8 million), as compared with RMB4.4 billion in the prior year period. Gross margin for the first quarter of 2020 was 19.2%, as compared with 20.4% in the prior year period, primarily attributable to higher revenue contribution from standardized products with lower gross margin during the COVID-19 pandemic.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2020 decreased to RMB3.0 billion (US$421.4 million) from RMB3.6 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the first quarter of 2020 decreased to 15.9% from 16.9% in the prior year period, primarily attributable to strict cost control.

[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

•

Fulfillment expenses for the first quarter of 2020 decreased to RMB1.4 billion (US$196.8 million) from RMB1.8 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the first quarter of 2020 decreased to 7.4% from 8.3% in the prior year period, primarily attributable to the change in fulfillment logistic arrangement.

•

Marketing expenses for the first quarter of 2020 decreased to RMB412.3 million (US$58.2 million) from RMB780.9 million in the prior year period. As a percentage of total net revenue, marketing expenses for the first quarter of 2020 decreased to 2.2% from 3.7% in the prior year period, primarily attributable to reduced spending during the COVID-19 pandemic.

•

Technology and content expenses for the first quarter of 2020 decreased to RMB338.4 million (US$47.8 million) from RMB383.0 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the first quarter of 2020 remained stable at 1.8% year over year.

•

General and administrative expenses for the first quarter of 2020 were RMB839.2 million (US$118.5 million), as compared with RMB668.9 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the first quarter of 2020 were 4.5%, as compared with 3.1% in the prior year period, primarily attributable to operating expenses related to the Company’s offline stores and share options granted to the Company’s co-founders.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2020 was RMB782.2 million (US$110.5 million), as compared with RMB863.2 million in the prior year period. Operating margin for the first quarter of 2020 increased to 4.2% from 4.0% in the prior year period.

Non-GAAP income from operations5for the first quarter of 2020, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB1.0 billion (US$147.8 million), as compared with RMB1.0 billion in the prior year period. Non-GAAP operating income margin6 for the first quarter of 2020 increased to 5.6% from 4.9% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2020 was RMB684.8 million (US$96.7 million), as compared with RMB872.3 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2020 was 3.6%, as compared with 4.1% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2020 was RMB1.00 (US$0.14), as compared with RMB1.27 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2020, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee, increased by 20.8% year over year to RMB986.1 million (US$139.3 million) from RMB816.3 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2020 increased to 5.2% from 3.8% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2020 increased to RMB1.44 (US$0.20) from RMB1.19 in the prior year period.

For the quarter ended March 31, 2020, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 684,546,211.

BALANCE SHEET AND CASH FLOW

As of March 31, 2020, the Company had cash and cash equivalents and restricted cash of RMB5.8 billion (US$819.1 million) and short term investments of RMB3.4 billion (US$483.6 million).

For the quarter ended March 31, 2020, net cash used in operating activities was RMB1.7 billion (US$239.9 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Mar 31, 2019 RMB’000	Mar 31, 2020 RMB’000	Mar 31, 2020 US$’000
Net cash from (used in) operating activities	692,005	(1,698,611)	(239,890)
Add: Net impact from Internet financing activities[11]	(1,217,177)	(645,838)	(91,210)
Less: Capital expenditures	(1,111,025)	(692,045)	(97,735)

Free cash outflow	(1,636,197)	(3,036,494)	(428,835)

[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

For the trailing twelve months ended

	Mar 31, 2019 RMB’000	Mar 31, 2020 RMB’000	Mar 31, 2020 US$’000
Net cash from operating activities	6,266,508	9,899,567	1,398,086
Add: Net impact from Internet financing activities[11]	(104,832)	(4,970,744)	(702,003)
Less: Capital expenditures	(3,888,818)	(3,858,693)	(544,952)

Free cash inflow	2,272,858	1,070,130	151,131

Business Outlook

For the second quarter of 2020, the Company expects its total net revenue to be between RMB22.7 billion and RMB23.8 billion, representing a year-over-year growth rate of approximately 0% to 5%, primarily factoring in the continued impact from the COVID-19 pandemic. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate on March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2020, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, May 27, 2020 at 7:30 am Eastern Time or 7:30 pm Beijing Time to discuss its financial results and operating performance for the first quarter of 2020.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been complete, participants will receive dial-in numbers, a passcode, and a unique registrant ID. To join the conference, simply dial the number in the calendar invite you receive after pre-registration, enter the passcode followed by your PIN, and you will join the conference instantly.

Conference ID	#5898143
Registration Link	http://apac.directeventreg.com/registration/event/5898143

The replay will be accessible through June 4, 2020 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199—0299
Conference ID:	#5898143

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) investment gain and revaluation of investments excluding dividends, (vi) tax effect of investment gain and revaluation of investments excluding dividends, and (vii) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of gain (loss) in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31,2019	March 31,2020	March 31,2020
	RMB’000	RMB’000	USD’000
Product revenues	20,459,633	17,964,195	2,537,029
Other revenues (1)	858,983	828,660	117,029

Total net revenues	21,318,616	18,792,855	2,654,058

Cost of revenues	(16,962,283)	(15,175,739)	(2,143,224)

Gross profit	4,356,333	3,617,116	510,834

Operating expenses:
Fulfillment expenses (2)	(1,761,770)	(1,393,690)	(196,827)
Marketing expenses	(780,920)	(412,305)	(58,229)
Technology and content expenses	(382,956)	(338,398)	(47,791)
General and administrative expenses	(668,920)	(839,220)	(118,521)

Total operating expenses	(3,594,566)	(2,983,613)	(421,368)

Other operating income	101,404	148,688	20,999

Income from operations	863,171	782,191	110,465
Investment gain and revaluation of investments	214,085	42,553	6,010
Impairment loss of investments	0	(5,046)	(713)
Interest expense	(31,983)	(35,395)	(4,999)
Interest income	70,560	81,190	11,466
Foreign exchange (loss) gain	(41,631)	48,754	6,885

Income before income tax expense and share of gain (loss) of equity method investees	1,074,202	914,247	129,114
Income tax expenses	(243,897)	(172,716)	(24,392)
Share of gain (loss) of equity method investees	46,659	(60,639)	(8,564)

Net income	876,964	680,892	96,158
Net (loss) gain attributable to non-controlling interests	(4,682)	3,933	555

Net income attributable to Vipshop’s shareholders	872,282	684,825	96,713
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,037,380	134,326,928	134,326,928
—Diluted	139,290,699	136,909,242	136,909,242
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	6.56	5.10	0.72
Net income attributable to Vipshop’s shareholders—Diluted	6.33	5.00	0.71
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.31	1.02	0.14
Net income attributable to Vipshop’s shareholders—Diluted	1.27	1.00	0.14

(1)

Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.1 billion and RMB 0.8 billion in the three month periods ended March 31,2019 and March 31,2020, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31,2019	March 31,2020	March 31,2020
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	19,466	27,215	3,844
Marketing expenses	10,843	3,939	556
Technology and content expenses	52,605	44,402	6,271
General and administrative expenses	89,813	171,455	24,214

Total	172,727	247,011	34,885

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2019	March 31,2020	March 31,2020
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,573,808	4,917,949	694,547
Restricted cash	1,145,477	882,083	124,574
Short term investments	3,052,726	3,424,104	483,576
Accounts receivable, net	1,295,766	776,386	109,647
Amounts due from related parties	47,964	169,644	23,958
Other receivables and prepayments,net	2,897,893	2,985,171	421,587
Loan receivables,net	306,115	157,750	22,279
Inventories	7,708,292	5,112,160	721,975

Total current assets	23,028,041	18,425,247	2,602,143

NON-CURRENT ASSETS
Property and equipment, net	11,256,810	11,291,491	1,594,663
Deposits for property and equipment	101,800	101,925	14,395
Land use rights, net	5,541,108	5,517,928	779,280
Intangible assets, net	337,310	366,498	51,759
Investment in equity method investees	3,112,952	2,899,930	409,548
Other investments	2,002,756	2,353,997	332,448
Other long-term assets	608,073	519,949	73,431
Amounts due from related party-non current	102,000	89,250	12,605
Goodwill	236,711	186,711	26,369
Deferred tax assets, net	539,561	624,088	88,138
Operating lease right-of-use assets	1,715,556	1,685,534	238,043

Total non-current assets	25,554,637	25,637,301	3,620,679

TOTAL ASSETS	48,582,678	44,062,548	6,222,822

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,093,645	1,860,198	262,710
Accounts payable	13,792,200	9,279,575	1,310,526
Advance from customers	1,233,165	1,187,978	167,775
Accrued expenses and other current liabilities	6,534,575	4,758,596	672,042
Amounts due to related parties	532,788	411,608	58,130
Deferred income	405,994	344,312	48,626
Operating lease liabilities	333,268	372,200	52,565

Total current liabilities	23,925,635	18,214,467	2,572,374

NON-CURRENT LIABILITIES
Long term loans	64,515	262,373	37,054
Deferred tax liability	165,098	154,862	21,871
Deferred income-non current	782,068	880,978	124,418
Operating lease liabilities	1,395,665	1,375,428	194,248
Other long term liabilities	0	22,906	3,235

Total non-current liabilities	2,407,346	2,696,547	380,826

TOTAL LIABILITIES	26,332,981	20,911,014	2,953,200

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 117,584,362 and 117,973,624 shares issued and outstanding as of December 31, 2019 and March 31,2020, respectively)	76	77	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2019 and March 31,2020, respectively)	11	11	2
Additional paid-in capital	9,959,497	10,190,489	1,439,172
Retained earnings	11,924,228	12,518,285	1,767,920
Accumulated other comprehensive loss	(56,656)	(34,901)	(4,929)
Non-controlling interests	422,541	477,573	67,446

Total shareholders’ equity	22,249,697	23,151,534	3,269,622

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,582,678	44,062,548	6,222,822

	—	0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2019	March 31,2020	March 31,2020
	RMB’000	RMB’000	USD’000
Income from operations	863,171	782,191	110,465
Share-based compensation expenses	172,727	247,011	34,885
Amortization of intangible assets resulting from business acquisitions	607	17,689	2,498

Non-GAAP income from operations	1,036,505	1,046,891	147,848

Net income	876,964	680,892	96,158
Share-based compensation expenses	172,727	247,011	34,885
Impairment loss in investments	0	5,046	713
Investment gain and revaluation of investments excluding dividends	(214,085)	(9,895)	(1,397)
Share of (gain) loss in investment of limited partnership that is accounted for as an equity method investee	(44,532)	56,327	7,955
Tax effect of investment gain and revaluation of investments excluding dividends	29,437	(10,468)	(1,478)
Amortization of intangible assets resulting from business acquisitions	607	17,689	2,498
Tax effect of amortization of intangible assets resulting from business acquisitions	(152)	(4,422)	(625)

Non-GAAP net income	820,966	982,180	138,709

Net income attributable to Vipshop’s shareholders	872,282	684,825	96,713
Share-based compensation expenses	172,727	247,011	34,885
Impairment loss in investments	0	5,046	713
Investment gain and revaluation of investments excluding dividends	(214,085)	(9,895)	(1,397)
Share of (gain) loss in investment of limited partnership that is accounted for as an equity method investee	(44,532)	56,327	7,955
Tax effect of investment gain and revaluation of investments excluding dividends	29,437	(10,468)	(1,478)
Amortization of intangible assets resulting from business acquisitions	597	17,689	2,498
Tax effect of amortization of intangible assets resulting from business acquisitions	(149)	(4,422)	(625)

Non-GAAP net income attributable to Vipshop’s shareholders	816,277	986,113	139,264

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,037,380	134,326,928	134,326,928
—Diluted	139,290,699	136,909,242	136,909,242
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	6.14	7.34	1.04
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.93	7.20	1.02
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.23	1.47	0.21
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.19	1.44	0.20